December 15, 2015

Barry M. Portnoy
Managing Director
Five Star Quality Care, Inc.
Two Newton Place
255 Washington Street
Newton, Massachusetts  02458

Dear Mr. Portnoy:

On behalf of myself, Bob, and our entire team, I want to thank you for arranging your schedule to meet with us in Boston recently.  We recognize that our proposal was unexpected, and you were clear that Five Star’s owned assets are not for sale.  However, we hope that you understand the fundamentals of our overall plan, and that you have taken time over the past two weeks to reflect on the merits that a strategic change present to Five Star’s operations.

We strongly believe that the ideas presented in November create a compelling path for all related entities through a long-term alignment of interests.  When Five Star succeeds, Senior Housing Properties Trust and The RMR Group both benefit financially.

During our meeting, we conveyed all of the reasons why we believe such a sale makes economic sense and how it would benefit each entity in your organization.  In short, a capital infusion created through the sale of Five Star’s owned assets allows the following:

-	Five Star: de-leveraging its lease obligations, creating re-investable capital, and generating outsized growth in free cash flow.

-
SNH: immediate, and on-going, improvement to the lease coverage ratio of its largest tenant, a point we both acknowledged was impeding SNH’s stock value.  Additionally, by utilizing a conservative 8-9% cap rate against the potential NOI growth of Five Star’s leased portfolio, SNH could see an asset valuation gain reaching $1 billion dollars within a few years.

-	RMR: through the valuation increase in both FVE and SNH, management fees and investor confidence should continue to grow.

Earlier today, we submitted a formal letter of intent to Mr. Bruce Mackey, outlining the transaction presented on November 30th.  We hope that this opportunity receives a credible review by the company’s management and board of directors.  It is our belief that significant value would be created for all stakeholders, including Five Star’s residents, shareholders, and capital providers.

I welcome any questions that you may have related to this matter.

Best regards,

/s/ William Thomas
William Thomas